UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934

                       (Amendment No. __)1

                        GENSIA SICOR INC.
-----------------------------------------------------------------
                        (Name of Issuer)

             Common Stock, par value $.01 per share
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                 (Title of Class of Securities)
                           372450 10 6
                  -----------------------------
                         (CUSIP Number)

                       Robert T. Thompson
               Health Care Capital Partners, L.P.
                            The Mill
                       10 Glenville Street
                      Greenwich, CT  06831
                         (203) 532-8011
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          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communication)

                           May 1, 1997
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     (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
                       Page 1 of __ Pages

-----------------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                          SCHEDULE 13D

CUSIP No. 372450 10 6               Page 2 of  Pages

1   NAME OF REPORTING PERSON

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Health Care Capital Partners, L.P.
    TIN:  06-1458417


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]

                                                         (b)  [x]


3   SEC USE ONLY


4   SOURCE OF FUNDS*

        00


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION


  NUMBER OF      7  SOLE VOTING POWER

   SHARES               6,613,756

 BENEFICIALLY

OWNED BY EACH    8  SHARED VOTING POWER

 REPORTING
                 9  SOLE DISPOSITIVE POWER
PERSON WITH
                     6,613,756

                10 SHARED DISPOSITIVE POWER


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,613,756


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.17%


14  TYPE OF REPORTING PERSON*

    PN


              *SEE INSTRUCTIONS BEFORE FILLING OUT!


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934


ITEM 1.               SECURITY AND ISSUER.

     This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, $.01 par value per share ("Common Stock") of

Gensia Sicor Inc., a Delaware corporation (the "Company").  The

Company's principal executive offices are located at 9360 Towne

Centre Drive, San Diego, California 92121.

     Although no person identified in Item 2 has acquired any

shares of Common Stock, each of the persons filing this Schedule

13D is deemed to be the beneficial owner of the shares of Common

Stock reported with respect to such person in Item 5 by virtue of its acquisition of beneficial ownership of the Company's 2.675%

Subordinated Convertible Notes due May 1, 2004 (the "Notes") and

warrants to purchase shares of Common Stock.  As described

herein, the Notes are convertible into either the Company's

Series A Convertible Preferred Stock, par value $.01 per share

(the "Preferred Stock"), or the Common Stock and the Preferred

Stock is convertible into the Common Stock.


ITEM 2.               IDENTITY AND BACKGROUND.

     This Schedule 13D is filed on behalf of Health Care Capital

Partners, L.P. ("HCCP").  HCCP is a Delaware limited partnership and is referred to as the "Filer."  The general partner of the

Filer is Ferrer Freeman Thompson & Co. LLC, a Connecticut limited liability company.

     The business of the Filer is to achieve long term capital

appreciation through privately negotiated equity and equity-

oriented investments, including, but not limited to, common

stock, preferred stock, warrants and convertible securities

exclusively in the health care industry.

     The business address of HCCP and FFT (and each of the

members and executive officers of FFT set forth in Schedule I) is set forth in the cover page hereof.

     For information with respect to the identity and background of each member and executive officer of FFT, see Schedule I

hereto.

     During the past five years, neither the Filer nor, to the

best knowledge of the Filer, FFT or any person identified on

Schedule I, has (i) been convicted in a criminal proceeding

(excluding traffic violations or similar misdemeanors), or (ii)

been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any

violation with respect to such laws.

     All persons identified in Schedule I are United States

citizens.


ITEM 3.               SOURCE AND AMOUNT OF FUNDS OR OTHER
                      CONSIDERATION.

     On May 1, 1997, the Company and HCCP entered into a

Securities Purchase Agreement (the "Securities Purchase

Agreement") providing for the purchase on the Closing Date (as defined in the Securities Purchase Agreement) by HCCP of the

Notes, in the aggregate principal amount of $20,000,000, and warrants to purchase 2,645,503 shares of Common Stock (the

"Warrants").  The total purchase price for the Notes and Warrants is $20,000,000.  As more fully described in Item 4 below, the

Warrants are not exercisable as to 50% of the shares of Common

Stock underlying the Warrants until the third anniversary of the

Closing Date (as defined below) and then only if certain conditions are met.  A copy of the Securities Purchase Agreement (the "Securities

Purchase Agreement") is attached hereto as Exhibit 1.  The source of funds used for the purchase of the Notes and the Warrants reported in this Schedule 13D was available committed capital of

HCCP.


ITEM 4.               PURPOSE OF TRANSACTION.

     The Filer has acquired the Notes and Warrants beneficially owned by it as an investment and in the ordinary course of

business.  The Filer intends to review on a continuing basis its investment in the Company, including the Company's business,

financial condition and operating results and general market and industry conditions and, based upon such review, may (i) convert the Notes or exercise the Warrants in whole or in part, or (ii)

dispose of the Notes or Warrants or, if after conversion of the

Notes or exercise of the Warrants, the Preferred Stock or Common

Stock in the open market, in privately negotiated transactions or otherwise.

     The powers, rights and privileges of the holders of the

Notes are described in the Securities Purchase Agreement.  Each

Note or any portion of the outstanding principal amount thereof is convertible, at the option of the holder, in whole or in part,

after the closing of the Notes purchased (the "Closing Date")

into shares of Common Stock at a conversion ratio (a "Conversion

Ratio") obtained by dividing each $100 of outstanding principal amount of Notes by a conversion price equal to $3.78 (the

"Conversion Price").  The Closing Date is expected to be on May

16, 1997.  Any conversion by the holders of Notes must be in an aggregate principal amount equal to at least $100,000, unless the amount so converted shall be such holder's entire outstanding principal amount of Notes.  At the direction of the holders of not less than 66-2/3% of all outstanding aggregate principal amount of the Notes, the Notes will be converted in whole, but not in part, into shares of Preferred Stock at a conversion ratio of one share of Preferred Stock for each $100 of outstanding principal amount of Notes.  Following notice of redemption by the

Company, each Note or any portion of the outstanding principal amount thereof is convertible at the option of the holder into shares of Common Stock at the applicable conversion ratio as more fully described in the Securities Purchase Agreement.  Under certain circumstances described in the Securities Purchase

Agreement, the Notes may be converted in whole by the Company into shares of Preferred Stock at a conversion ratio of one share of Preferred Stock for each $100 of outstanding principal amount of Notes.

     The powers, rights and privileges of the Preferred Stock are described in the form of Company's Certificate of Designation of

Series A Convertible Preferred Stock (the "Series A Certificate

of Designation") attached as Exhibit E to the Securities Purchase

Agreement.  Holders of shares of Preferred Stock, in preference to the holders of shares of Common Stock and of any shares of other capital stock of the Company ranking junior to the

Preferred Stock as to payment of dividends, are entitled to

receive, when, as and if declared by the Board of Directors, out of assets legally available therefor, cumulative cash dividends at an annual rate equal to 2.675% from and after the date of issuance of the Preferred Stock, so long as shares of Preferred

Stock remain outstanding.  Each share of Preferred Stock is

convertible at the option of the holder into Common Stock at the conversion ratio applicable for conversion of the Notes as more fully described in the Series A Certificate of Designation.  Any conversion by holders of the Preferred Stock shall be in an

aggregate amount with a stated value equal to at least $100,000 on all shares of Preferred Stock of such holder.

     The powers, rights and privileges of the Warrants are

described in the form of Warrant to purchase shares of Common

Stock of the Company, attached as Exhibit B to the Securities

Purchase Agreement.  At any time after the Closing Date, and until May 1, 2004, the holder of the Warrants may exercise the

Warrants for all or any part of the number of shares of Common

Stock purchasable thereunder at the Warrant exercise price of

$4.347, subject to certain adjustments set forth in the Warrants

(the "Current Warrant Price"); provided, however, that the

Warrants are not exercisable as to 50% of the shares of Common

Stock underlying the Warrants until (a) after the third

anniversary of the Closing Date and (b) then only if the Current

Market Price (as defined in the Warrant) of the Common Stock does not exceed the Current Warrant Price by 250% or more for 90

consecutive trading days and no Change of Control (as such term is used in the Securities Purchase Agreement) has occurred (such contingent warrants referred to as "Contingent Warrants").  From and after the third anniversary of the Closing Date, any portion of the Contingent Warrants which are then exercisable and have not previously been exercised shall expire upon the occurrence of a Change of Control.

     The Conversion Ratio, the conversion ratio for the Preferred

Stock and the exercise price in connection with, and the number of shares exercisable under, the Warrants are subject to certain antidilution adjustments contained in the Securities Purchase

Agreement, the Series A Certificate of Designation and the

Warrants.

     The Notes and shares of Preferred Stock are redeemable, on or after 18 months after the Closing Date, in whole and not in part, if the Current Market Price (as defined in the Securities

Purchase Agreement) per share of the Common Stock exceeds the

Conversion Price, multiplied by 350% for at least 90 consecutive trading days, subject to the following sentence, at a redemption price equal to the outstanding principal amount of the Note or the outstanding stated value of the Preferred Stock, as the case may be, plus all accrued and unpaid interest to the date of

redemption (the "Redemption Price").  In the event that at any time a Change of Control occurs prior to a redemption pursuant to the above sentence, the Redemption Price of each Note or each share of Preferred Stock, as the case may be, shall be equal to the Change of Control Price as defined in the Securities Purchase

Agreement and the Series A Certificate of Designation.  The Notes

and the shares of Preferred Stock must be redeemed on May 1,

2004.

     As further described in the Securities Purchase Agreement

and the Series A Certificate of Designation, if (i) on any date interest payable on the Notes or dividends payable on the

Preferred Stock have been in arrears, (ii) material breaches of certain covenants contained in the Securities Purchase Agreement

(including covenants relating to maintenance of minimum

consolidated tangible net worth and the debt-tangible net worth ratio) have occurred and are continuing after notice and an

opportunity to cure have been given, (iii) the Company has failed to redeem the Notes or the Preferred Stock on a date fixed for mandatory redemption, (iv) indebtedness with a principal amount of more than $3,000,000 is accelerated or there occurs under a

Swap Contract an Early Termination Date (as such terms are

defined in the Securities Purchase Agreement) due to certain circumstance as specified in the Securities Purchase Agreement,

(v) in the case of the Notes, any other "Event of Default" as defined in the Securities Purchase Agreement has occurred and is continuing, or (vi) in the case of the Preferred Stock, a

Fundamental Change (as defined in the Company's Certificate of

Incorporation) has occurred then, in any such case, the holders of Notes or Preferred Stock will be entitled to interest on the

Notes, or dividends on the Preferred Stock, at a rate of 11.75%

per annum.

     In case of the voluntary or involuntary liquidation,

dissolution or winding up of the Company, holders of Notes are entitled to receive the outstanding principal amount plus accrued and unpaid interest to the payment date and holders of Preferred

Stock are entitled to receive the stated value per share, plus accrued and unpaid dividends, before any distribution is made to holders of securities ranking junior to the Notes or Preferred

Stock, as the case may be.

     Pursuant to the Securities Purchase Agreement, the Company

has agreed that its Board of Directors will take all necessary action to elect to the Board a person reasonably acceptable to the Board designated by HCCP and, so long as any of HCCP or FFT shall beneficially own $10,000,000 of aggregate principal amount of the Notes or of stated value of the Preferred Stock, at each annual meeting for the election of the class of directors which includes such designee, to nominate and recommend for election to the Board of Directors of the Company a person designated by HCCP who is reasonably acceptable to the Board of Directors of the

Company.

     Except as set forth above, neither the Filer nor, to the

best knowledge of the Filer, any person identified in Item 2 of this Schedule 13D, has any plans or proposals which relate to or would result in the types of transactions set forth in

subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.               INTEREST IN SECURITIES OF THE ISSUER.

     (a) HCCP is deemed to beneficially own 6,613,756 shares of

Common Stock by virtue of its right to acquire beneficial

ownership of such shares within 60 days through (i) the

conversion of the Notes (which are convertible into 5,291,005 shares of Common Stock) and (ii) the exercise of the portion of the Warrants which are not Contingent Warrants (such currently exercisable Warrants exercisable for 1,322,751 shares of Common

Stock).  Assuming the conversion of the Notes and the exercise of

50% of the Warrants, the 6,613,756 shares of Common Stock

beneficially owned by the Filer represents, to the best of the

Filer's knowledge, 8.17% of the outstanding Common Stock.

     (b) The responses of the Filer to Items 7 through 11 and

Item 13 on the cover page of this Schedule 13D relating to

beneficial ownership of the shares of Common Stock are

incorporated herein by reference.

     (c) Except as set forth above, neither the Filer nor, to the best of its knowledge, FFT and any person identified in Schedule

I, beneficially owns any shares of Common Stock or has effected any transactions in shares of Common Stock during the preceding

60 days.

     (d) Not applicable.

     (e) Not applicable.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to the Securities Purchase Agreement and the Series

A Certificate of Designation, the holders of the Notes and the shares of Preferred Stock have certain additional rights and are subject to certain restrictions.



     Each share of Preferred Stock is entitled to vote on all

matters submitted to a vote of the stockholders of the Company,

voting together as a single class with the Common Stock, with each share of Preferred Stock having a number of votes equal to the votes which could be cast by a holder of the number of shares of Common Stock into which the Preferred Stock is convertible.



     As described in the Series A Certificate of Designation, the affirmative vote of the holders of at least 66-2/3% of the

outstanding shares of Preferred Stock is necessary to (i)

authorize, increase the authorized number of shares of, or issue

(including on conversion or exchange of any convertible or

exchangeable securities or by reclassification) any shares of any class or series within a class of the Company's capital stock ranking prior to (either as to dividends or upon voluntary or involuntary liquidation, dissolution or winding up) the Preferred

Stock (other than the shares of participating preferred stock issuable upon exercise of the Rights (as defined in the Series A

Certificate of Designation)); (ii) increase the authorized number of shares of, or issue (including on conversion or exchange of any convertible or exchangeable securities or by

reclassification) any shares of Preferred Stock or (iii)

authorize, adopt or approve an amendment to the Company's

Certificate of Incorporation or the Series A Certificate of

Designation which would increase or decrease the par value of the shares of Preferred Stock or alter or change the powers,

preferences or special rights of the Preferred Stock so as to affect such shares of Preferred Stock adversely.



     If within 6 months following redemption of the Notes or the

Preferred Stock, there is (i) a merger, consolidation or

reorganization following which the beneficial owners of the

Company prior to such event do not beneficially own more than 50%

of the combined voting power of the then outstanding voting

securities of the Company, (ii) an acquisition of more than 50%

of the capital stock, assets or property of the Company by any person or group within the meaning of Section 13(d) of the

Exchange Act, (iii) a liquidation of the Company approved by the board of directors of the Company or (iv) a public announcement of any of the transactions specified in (i) through (iii) above and such transaction is consummated within six months of such public announcement, the Company must promptly pay to the record holders of the Notes or Preferred Stock on the date of

redemption, an amount in respect of each share into which such

Notes or Preferred Stock were convertible as of the date of

redemption, equal to the excess, if any, of (x), in the case of the transactions described in (i) and (iii), the Fair Market

Value (as defined in the Securities Purchase Agreement) of the consideration per share of Common Stock received or receivable in such transaction by the Company or the holders of the Company's capital stock or (y), in the case of the transactions described in (ii), the Current Market Price (as defined in the Securities

Purchase Agreement) for the five trading days preceding the

consummation of the transaction over the redemption price or, if higher than (x) or (y), the consideration per share of Common

Stock received by certain related parties specified in the

Securities Purchase Agreement.



     The Company has agreed to file a notification and report

form under the Hart-Scott-Rodino Antitrust Improvements Act of

1976 (the "HSR Act") with respect to the securities of the

Company acquired by HCCP not later than July 31, 1998, and has agreed not to deliver any notice of redemption or conversion to

HCCP unless (i) the Company has previously filed under the HSR

Act, (ii) the applicable waiting period has expired or been

terminated and (iii) the date fixed for redemption or conversion is a date on which HCCP would not be prohibited from owning

voting securities of the Company.



     Under the Registration Rights Agreement attached as Exhibit

D to the Securities Purchase Agreement, the holders of

Registerable Securities (as defined in the Registration Rights

Agreement) representing not less than 25% of the number of shares of Common Stock issuable upon conversion of the Notes and

exercise of the Warrants (excluding Contingent Warrants not then exercisable or which have expired) may, after August 28, 1998,

request that the Company effect the registration under the

Securities Act of all or part of such holder's Registerable

Securities, provided that the Current Market Value of such

offering shall exceed $5 million.  The Company is not required to effect more than three demand registrations during the term of the Registration Rights Agreement or more than two demand

registrations in any twelve month period.  In addition, if the

Company proposes to register any of its securities under the

Securities Act by registration on Forms S-1, S-2 or S-3, the

Company will use its best efforts to effect registration of the shares of Common Stock issued upon conversion of the Notes, the

Preferred Stock, or the Warrants requested to be included in such registration by HCCP.



     The foregoing descriptions of the Securities Purchase

Agreement, the Series A Certificate of Designation, the Warrant

and the Registration Rights Agreement are qualified in their entirety by the complete texts of such documents (including

appendices thereto), copies of which are attached hereto as

either an exhibit hereto or as an exhibit to the Securities

Purchase Agreement attached hereto as Exhibit 1 and are

incorporated herein by reference.



     HCCP and Rakepoll Finance N.V., a 42.1% holder of the

Company's Common Stock, have agreed to cause each of their

respective designees on the Board of Directors of the Company to vote in favor of and take such action as is necessary to elect to membership on the Board of Directors the other party's designee or designees, as the case may be.  The foregoing description of the above arrangement is qualified in its entirety by the

complete text of the letter agreements incorporating such

arrangement, copies of which are attached hereto as Exhibits 2 and 3.



     Except as set forth or incorporated by reference in this

Schedule 13D, neither the Filer nor, to the best knowledge of the

Filer, any person identified in Item 2, has any contracts,

arrangements, understandings or relationships (legal or

otherwise) with any person with respect to any securities of the

Company.


ITEM 7.               MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1:  Securities Purchase Agreement, dated as of

                      May 1, 1997, between the Company and HCCP

                      including as exhibits thereto the forms of

                      the Series A Certificate of Designation,

                      the Warrants and the Registration Rights

                      Agreement.

          Exhibit 2:  Letter Agreement, dated as May 1, 1997,

                      from Rakepoll Finance N.V. to Health Care

                      Capital Partners, L.P.

          Exhibit 3:  Letter Agreement, dated as May 1, 1997,

                      from Health Care Capital Partners, L.P. to

                      Rakepoll Finance N.V.


                            SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:

                              HEALTH CARE CAPITAL PARTNERS, L.P.
                              By:FERRER FREEMAN THOMPSON
                                 & CO. LLC, its General Partner


                              By: /s/ Robert T. Thompson
                                  ---------------------------
                                  Name:  Robert T. Thompson
                                  Title:  Member




                                                  Schedule I

               HEALTH CARE CAPITAL PARTNERS, L.P.
                 DIRECTORS AND EXECUTIVE OFFICER

Name                             Principal Occupation

Carlos A. Ferrer                 Member of Ferrer Freeman
                                 Thompson & Co LLC, general
                                 partner of  Health Care Capital
                                 Partners, L.P.

David A. Freeman                 Member of Ferrer Freeman
                                 Thompson & Co LLC, general
                                 partner of  Health Care Capital
                                 Partners, L.P.

Robert T. Thompson               Member of Ferrer Freeman
                                 Thompson & Co LLC, general
                                 partner of  Health Care Capital
                                 Partners, L.P.



                          EXHIBIT INDEX

Exhibit No.                                       Page No.

1.       Securities Purchase Agreement,
         dated as of May 1, 1997, between
         the Company and HCCP including as
         exhibits thereto the forms of the
         Series A Certificate of
         Designation, the Warrants and the
         Registration Rights Agreement.

2.       Letter Agreement, dated as May 1,
         1997, from Rakepoll Finance N.V. to
         Health Care Capital Partners, L.P.

3.       Letter Agreement, dated as May 1,
         1997, from Health Care Capital
         Partners to Rakepoll Finance N.V.